

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2007

Mr. David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413

      Re: Connecticut Water Service, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 16, 2007
              File No. 0-08084

Dear Mr. Benoit:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     James Allegretto
                     Senior Assistant Chief Accountant